WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE

NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

SUPPL

January 20, 2005





SEC MAIL PROCESSING
RECEIVED
JAN 21 2005
WASH, D.C. 213 SECTION

The Office of Corpora
Securities and Exchan
Judiciary Plaza
450 5th Street North W
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on January 20, 2005.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

dlw 1/27

Issued: 20 January 2005

DIRECTOR'S SHAREHOLDING

DIVIDEND REINVESTMENT PLAN

The Company was informed on 19 January 2005 that Alison Reed would acquire 888 Ordinary shares of 25p each, at a price of 344.9p each, under the Company's Dividend Reinvestment Plan in respect of a dividend paid on 14 January 2005.

Following this transaction, her total holding of Ordinary shares amounts to 147,153.

For further information, please contact:
Helen Baker Tel. 020 8718 2867

WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

January 20, 2005

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on January 20, 2005.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

Issued: 20 January 2005

DIRECTOR'S SHAREHOLDING

DIVIDEND REINVESTMENT PLAN

The Company was informed on 19 January 2005 that Alison Reed would acquire 888 Ordinary shares of 25p each, at a price of 344.9p each, under the Company's Dividend Reinvestment Plan in respect of a dividend paid on 14 January 2005.

Following this transaction, her total holding of Ordinary shares amounts to 147,153.

For further information, please contact:
Helen Baker Tel. 020 8718 2867